

July 13, 2010

<u>Via Facsimile (202) 530-9569 and U.S. Mail</u>
Ronald O. Mueller, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036

      **Re:**    **Textron Inc.**
                  **Schedule TO-I**
                  **Filed July 1, 2010**
                  **File No. 5-17699**

Dear Mr. Mueller:

We have limited our review of your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-I</u>

<u>Exhibit (a)1)(A): Offer to Exchange</u>

<u>General</u>

1.      You disclose that you will exclude employees located outside of the United States. Supplementally advise us of the number of employees that will be excluded expressed as

a percentage of total employees eligible to participate.  Further, please supplementally expand upon statements explaining the compensatory rationale for the exclusion of such employees.  In this regard, we note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders and if you are relying upon the relief provided in the global exemptive order applicable to employee stock option exchanges (Issuer Exchange Offers Conducted for Compensatory Purposes, March 21, 2001), such relief is premised on the compensatory reasons for the exclusion of employees, including those located in certain foreign jurisdictions.

2.      Your current offer involves a variable exchange ratio which will be determined based on the closing price of your common stock on the expiration date of the offer.  Accordingly, optionholders who tender in your offer will not know the new exercise price and the reduced number of options they will receive in exchange until the close of business on the expiration date.  Thus, optionholders will not know certain material terms of the offer (i.e., the exact exchange ratio and new exercise price) until the expiration date of the offer.  Please provide us with your analysis of how this structure is in compliance with Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A.  We may have further comment.

3.      Please note our comment above.  Please provide an analysis of how your offer allows sufficient time for holders to consider whether to tender or withdraw following the announcement and/or distribution of information containing the finalized terms of the offer (i.e. the exact exchange ratio).  As currently structured, optionholders will be informed of the materials terms of the offer at 6:00pm on the expiration date and will have only until 11:59pm to decide whether to participate in the offer. As the filing persons are aware, Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to optionholders.  If you do not intend to revise the offer in compliance with the time frame set forth in Rule 13e-4(f)(1)(ii), then provide us with a legal analysis explaining how your revised offer would comply with Rules 13e-4(f)(1)(ii) and 14e-1(b).  Please cite to relevant no-action letters, other staff interpretative positions, and any relevant facts unique to your offer that you believe support your analysis.

Summary Term Sheet, page 3

"How do I know whether I'm eligible…," page 3

4.      We note the formula used to determine the eligibility of options that are the subject of the offer.  Since the formula determining the eligibility of options remains non-fixed through the time of market close on the expiration date, optionholders who are otherwise eligible throughout the duration of the offer will not know whether they hold eligible options and can participate in the offer until market close on the date of expiration of the offer.  Please advise us supplementally of the reasons for this degree of variation in the formula used to

determine eligible options.  Advise us of  considerations you have given as to whether this degree of variability (which lasts through to the time the markets close on the expiration date of the offer) is in compliance with the tender offer rules, inclusive of Regulation 14E.

5.      Please advise us supplementally of the likelihood of persons who are currently eligible to participate as of commencement, holding ineligible options at the expiration of the offer. Further, please clarify the disclosure to provide hypothetical examples showing how optionholders who currently hold eligible options could be precluded from participating.

Procedures for Tendering Eligible Options, page 18

6.      We note your disclosure throughout the offer to purchase indicating that tenders submitted by means other than through the offer exchange website will not be permitted and will not be accepted.  Please provide us with a legal analysis as to why you believe restricting the means of tendering to this process under all circumstances is acceptable.

7.      See our comment above. You disclose that withdrawals may only be submitted through the offer exchange website.  Please provide us with a legal analysis as to why you believe restricting the means of withdrawing to this process is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2).  We may have additional comments.

*       *       *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the filing person acknowledging that:

· the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.


Sincerely,


Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions